                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                         MAGELLAN HEALTH SERVICES, INC.
                                (Name of Issuer)

                             ORDINARY COMMON SHARES
                         (Title of Class of Securities)

                               CUSIP No. 559079207
                                 (CUSIP Number)

                                ONEX CORPORATION
                               CANADA TRUST TOWER
                           161 BAY STREET - 49TH FLOOR
                         TORONTO, CANADA M5J 2S1 CANADA
                          ATTENTION: EWOUT R. HEERSINK
                                 (416) 362-7711

                                   COPIES TO:

                             JOEL I. GREENBERG, ESQ.
                                KAYE SCHOLER LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                   MAY 9, 2005

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 559079207                                           PAGE 2 OF 16 PAGES

                   NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1.
                   Magellan Holdings LP
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
2.                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.                 SEC USE ONLY

--------------------------------------------------------------------------------
                   SOURCE OF FUNDS*
4.
                   WC
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5.                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
6.
                   Delaware
--------------------------------------------------------------------------------
                   SOLE VOTING POWER
              7.
                   -0-
              ------------------------------------------------------------------
 NUMBER OF         SHARED VOTING POWER
  SHARES
BENEFICIALLY  8.   8,509,213 shares of Ordinary Common Stock issuable upon
  OWNED BY         conversion of shares of Multiple and Variable Vote Restricted
   EACH            Convertible Common Stock ("MV Common  Stock") of the Issuer.
 REPORTING         See Row 13 below for a description of the voting power of
  PERSON           such shares.
   WITH       ------------------------------------------------------------------
                   SOLE DISPOSITIVE POWER
              9.
                   -0-
              ------------------------------------------------------------------
                   SHARED DISPOSITIVE POWER

              10. 8,509,213 shares of Ordinary Common Stock issuable upon conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11. 8,509,213 shares of Ordinary Common Stock issuable upon conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12.                CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   24.0% of the Issuer's shares of Ordinary Common Stock, assuming conversion of all of the Reporting Person's shares of MV Common Stock into Ordinary Common Stock (assuming 26,920,233 additional shares of Ordinary Common Stock
13. outstanding). Such shares of MV Common Stock entitle the Reporting Person to elect four (4) of nine (9) members of the Issuer's Board of Directors (of the remaining five (5) directors, two (2) are elected by the MV Common Stock and Ordinary Common Stock voting together and three (3) are elected by the Ordinary Common Stock) and to 50% of the voting power of the MV Common Stock and Ordinary Common Stock voting together as a single class.
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON*
14.
                   PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

                               Page 2 of 16 Pages

                                  SCHEDULE 13D

CUSIP NO. 559079207                                           PAGE 3 OF 16 PAGES

                   NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1.
                   Onex Partners LP
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
2.                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.                 SEC USE ONLY

--------------------------------------------------------------------------------
                   SOURCE OF FUNDS*
4.
                   AF
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5.                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
6.
                   Delaware
--------------------------------------------------------------------------------
                   SOLE VOTING POWER
              7.
                   -0-
              ------------------------------------------------------------------
 NUMBER OF         SHARED VOTING POWER
  SHARES
BENEFICIALLY  8.   8,509,213 shares of Ordinary Common Stock issuable upon
  OWNED BY         conversion of shares of MV Common Stock of the Issuer. See
   EACH            Row 13 below for a description of the voting power of such
 REPORTING         shares.
  PERSON      ------------------------------------------------------------------
   WITH            SOLE DISPOSITIVE POWER
              9.
                    -0-

              ------------------------------------------------------------------
                   SHARED DISPOSITIVE POWER

              10. 8,509,213 shares of Ordinary Common Stock issuable upon conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11. 8,509,213 shares of Ordinary Common Stock issuable upon conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12.                CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   24.0% of the Issuer's shares of Ordinary Common Stock, assuming conversion of all of the Reporting Person's shares of MV Common Stock into Ordinary Common Stock (assuming 26,920,233 additional shares of Ordinary Common Stock
13. outstanding). Such shares of MV Common Stock entitle the Reporting Person to elect four (4) of nine (9) members of the Issuer's Board of Directors (of the remaining five (5) directors, two (2) are elected by the MV Common Stock and Ordinary Common Stock voting together and three (3) are elected by the Ordinary Common Stock) and to 50% of the voting power of the MV Common Stock and Ordinary Common Stock voting together as a single class.
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON*
14.
                   PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

                               Page 3 of 16 Pages

                                  SCHEDULE 13D

CUSIP NO. 559079207                                           PAGE 4 OF 16 PAGES

                   NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1.
                   Onex Partners GP LP
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
2.                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.                 SEC USE ONLY

--------------------------------------------------------------------------------
                   SOURCE OF FUNDS*
4.
                   AF
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5.                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
6.
                   Delaware
--------------------------------------------------------------------------------
                   SOLE VOTING POWER
              7.
                   -0-
              ------------------------------------------------------------------
 NUMBER OF         SHARED VOTING POWER
  SHARES
BENEFICIALLY  8.   8,509,213 shares of Ordinary Common Stock issuable upon
  OWNED BY         conversion of shares of MV Common Stock of the Issuer. See
   EACH            Row 13 below for a description of the voting power of such
 REPORTING         shares.
  PERSON      ------------------------------------------------------------------
   WITH            SOLE DISPOSITIVE POWER
              9.
                   -0-
              ------------------------------------------------------------------
                   SHARED DISPOSITIVE POWER

              10. 8,509,213 shares of Ordinary Common Stock issuable upon conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11. 8,509,213 shares of Ordinary Common Stock issuable upon conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12.                CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   24.0% of the Issuer's shares of Ordinary Common Stock, assuming conversion of all of the Reporting Person's shares of MV Common Stock into Ordinary Common Stock (assuming 26,920,233 additional shares of Ordinary Common Stock
13. outstanding). Such shares of MV Common Stock entitle the Reporting Person to elect four (4) of nine (9) members of the Issuer's Board of Directors (of the remaining five (5) directors, two (2) are elected by the MV Common Stock and Ordinary Common Stock voting together and three (3) are elected by the Ordinary Common Stock) and to 50% of the voting power of the MV Common Stock and Ordinary Common Stock voting together as a single class.
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON*
14.
                   PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

                               Page 4 of 16 Pages

                                  SCHEDULE 13D

CUSIP NO. 559079207                                           PAGE 5 OF 16 PAGES

                   NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1.
                   Onex Partners Inc.
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
2.                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.                 SEC USE ONLY

--------------------------------------------------------------------------------
                   SOURCE OF FUNDS*
4.
                   AF
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5.                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
6.
                   Delaware
--------------------------------------------------------------------------------
                   SOLE VOTING POWER
              7.
                    -0-
              ------------------------------------------------------------------
 NUMBER OF         SHARED VOTING POWER
  SHARES
BENEFICIALLY  8.   8,509,213 shares of Ordinary Common Stock issuable upon
  OWNED BY         conversion of shares of MV Common Stock of the Issuer. See
   EACH            Row 13 below for a description of the voting power of such
 REPORTING         shares.
  PERSON      ------------------------------------------------------------------
   WITH            SOLE DISPOSITIVE POWER
              9.
                   -0-
              ------------------------------------------------------------------
                   SHARED DISPOSITIVE POWER

              10. 8,509,213 shares of Ordinary Common Stock issuable upon conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11. 8,509,213 shares of Ordinary Common Stock issuable upon conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12.                CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   24.0% of the Issuer's shares of Ordinary Common Stock, assuming conversion of all of the Reporting Person's shares of MV Common Stock into Ordinary Common Stock (assuming 26,920,233 additional shares of Ordinary Common Stock
13. outstanding). Such shares of MV Common Stock entitle the Reporting Person to elect four (4) of nine (9) members of the Issuer's Board of Directors (of the remaining five (5) directors, two (2) are elected by the MV Common Stock and Ordinary Common Stock voting together and three (3) are elected by the Ordinary Common Stock) and to 50% of the voting power of the MV Common Stock and Ordinary Common Stock voting together as a single class.
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON*
14.
                   CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

                               Page 5 of 16 Pages

                                  SCHEDULE 13D

CUSIP NO. 559079207                                           PAGE 6 OF 16 PAGES

                   NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1.
                   Onex Corporation
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
2.                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.                 SEC USE ONLY

--------------------------------------------------------------------------------
                   SOURCE OF FUNDS*
4.
                   AF
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5.                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
6.
                   Ontario, Canada
--------------------------------------------------------------------------------
                   SOLE VOTING POWER
              7.
                   -0-
              ------------------------------------------------------------------
 NUMBER OF         SHARED VOTING POWER
   SHARES
BENEFICIALLY  8.   8,509,213 shares of Ordinary Common Stock issuable upon
  OWNED BY         conversion of shares of MV Common Stock of the Issuer. See
    EACH           Row 13 below for a description of the voting power of such
 REPORTING         shares.
   PERSON          -------------------------------------------------------------
    WITH           SOLE DISPOSITIVE POWER
              9.
                   -0-
                   -------------------------------------------------------------
                   SHARED DISPOSITIVE POWER

              10. 8,509,213 shares of Ordinary Common Stock issuable upon conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11. 8,509,213 shares of Ordinary Common Stock issuable upon conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12.                CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   24.0% of the Issuer's shares of Ordinary Common Stock, assuming conversion of all of the Reporting Person's shares of MV Common Stock into Ordinary Common Stock (assuming 26,920,233 additional shares of Ordinary Common Stock
13. outstanding). Such shares of MV Common Stock entitle the Reporting Person to elect four (4) of nine (9) members of the Issuer's Board of Directors (of the remaining five (5) directors, two (2) are elected by the MV Common Stock and Ordinary Common Stock voting together and three (3) are elected by the Ordinary Common Stock) and to 50% of the voting power of the MV Common Stock and Ordinary Common Stock voting together as a single class.
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON*
14.
                   CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

                               Page 6 of 16 Pages

                                  SCHEDULE 13D

CUSIP NO. 559079207                                           PAGE 7 OF 16 PAGES

                   NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1.
                   Gerald W. Schwartz
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
2.                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.                 SEC USE ONLY

--------------------------------------------------------------------------------
                   SOURCE OF FUNDS*
4.
                   AF
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5.                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
6.
                   Canada
--------------------------------------------------------------------------------
                   SOLE VOTING POWER
              7.
                   -0-
              ------------------------------------------------------------------
 NUMBER OF         SHARED VOTING POWER
  SHARES
BENEFICIALLY  8.   8,509,213 shares of Ordinary Common Stock issuable upon
  OWNED BY         conversion of shares of MV Common Stock of the Issuer. See
   EACH            Row 13 below for a description of the voting power of such
 REPORTING         shares.
  PERSON      ------------------------------------------------------------------
   WITH            SOLE DISPOSITIVE POWER
              9.
                   -0-
              ------------------------------------------------------------------
                   SHARED DISPOSITIVE POWER

              10. 8,509,213 shares of Ordinary Common Stock issuable upon conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11. 8,509,213 shares of Ordinary Common Stock issuable upon conversion of shares of MV Common Stock of the Issuer.**
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12.                CERTAIN SHARES*                                           [X]

--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   24.0% of the Issuer's shares of Ordinary Common Stock, assuming conversion of all of the Reporting Person's shares of MV Common Stock into Ordinary Common Stock (assuming 26,920,233 additional shares of Ordinary Common Stock
13. outstanding). Such shares of MV Common Stock entitle the Reporting Person to elect four (4) of nine (9) members of the Issuer's Board of Directors (of the remaining five (5) directors, two (2) are elected by the MV Common Stock and Ordinary Common Stock voting together and three (3) are elected by the Ordinary Common Stock) and to 50% of the voting power of the MV Common Stock and Ordinary Common Stock voting together as a single class.
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON*
14.
                   IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

** Gerald W. Schwartz expressly disclaims beneficial ownership of the shares of Magellan Health Services, Inc. beneficially owned by Magellan Holdings LP, Onex Partners LP, Onex Partners GP LP, Onex Partners GP Inc. and Onex Corporation.

                               Page 7 of 16 Pages

      This Amendment Number 1 (the "First Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on January 16, 2004, relating to the shares of Ordinary Common Stock , par value $.01 per share ("Ordinary Common Stock"), of Magellan Health Services, Inc., a Delaware corporation (the "Issuer") previously filed by Magellan Holdings LP, a Delaware limited partnership ("Holdings"), Onex Partners LP, a Delaware limited partnership ("Partners"), Onex Partners GP LP, a Delaware limited partnership ("Partners GP LP"), Onex Partners GP Inc., a Delaware corporation ("Partners GP"), Onex Corporation, an Ontario corporation ("Onex"), and Mr. Gerald W. Schwartz ("Mr. Schwartz"). Rights to such Ordinary Common Stock were acquired pursuant to a stock purchase agreement dated as of December 18, 2003, between the Issuer and Holdings (the "Stock Purchase Agreement"), whereby Holdings purchased 8,415,580 shares of Multiple and Variable Vote Restricted Convertible Common Stock, par value $0.01 per share ("MV Common Stock") of the Issuer, which are convertible at any time at the option of the holder into the same number of shares of Ordinary Common stock.

      Except as specifically provided herein, this First Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 2.  Identity and Background.

      (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by Holdings, Partners, Partners GP LP, Partners GP, Onex and Mr. Schwartz.

Holdings

      Holdings is a Delaware limited partnership. Holdings is a holding company through which the other Reporting Persons hold securities of the Issuer. The address of the principal business and principal offices of Holdings is c/o 421 Leader Street, Marion, Ohio 43302. The general partner of Holdings is Partners GP LP.

Partners

      Partners is a Delaware limited partnership. Partners' principal business is investing in securities. The address of the principal business and principal offices of Partners is c/o Onex Investment Corp., 712 Fifth Avenue, New York, NY 10019. The general partner of Partners is Partners GP LP.

Partners GP LP

      Partners GP LP is a Delaware limited partnership. Partners GP LP's principal business is being the general partner of Partners. The address of the principal business and principal offices of Partners GP LP is c/o Onex Investment Corp., 712 Fifth Avenue, New York, NY 10019. The general partner of Partners GP LP is Partners GP.

Partners GP

      Partners GP is a Delaware corporation. Partners GP's principal business is being the general partner of Partners GP LP. The address of the principal business and principal offices of Partners GP is c/o Onex Investment Corp., 712 Fifth Avenue, New York, NY 10019. Information relating to the directors and executive officers of Partners GP is set forth on Schedule A hereto which is incorporated by reference.

Onex

      Onex is an Ontario, Canada corporation. It is a diversified company that operates through autonomous subsidiaries, associated companies and strategic partnerships. The address of the principal business and principal offices of Onex is 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1. Information relating to the directors and executive

                               Page 8 of 16 Pages
officers of Onex is set forth on Schedule B hereto which is incorporated herein by reference. Onex indirectly owns 100% of the equity of Partners GP.

Mr. Schwartz

      The principal occupation of Mr. Schwartz is the Chairman of the Board and Chief Executive Officer of Onex. The business address of Mr. Schwartz is c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, M5J 2S1. Mr. Schwartz is a citizen of Canada. Mr. Schwartz is the indirect holder of all the issued and outstanding shares of Multiple Voting Shares of Onex, ownership which entitles Mr. Schwartz to elect sixty percent (60%) of the members of Onex's Board of Directors.

Item 4. Purpose of Transaction.

      Holdings proposes to offer for sale 4,209,000 MV Common Stock pursuant to an underwritten offering. In addition, Holdings has granted the underwriters in such underwritten offering, an option to purchase up to an additional 637,500 shares to cover over-allotments. If 4,209,000 MV Common Stock are sold, Holdings' interest in the Issuer's outstanding MV Common Stock will fall below the minimum threshold used to determine eligibility for special rights or privileges relating to such MV Common Stock ownership. Accordingly, Holdings will lose its special voting rights and will generally vote with Ordinary Common Stock on a one vote per share basis.

     Pursuant to the Stock Purchase Agreement and the terms of the Third Amended Joint Plan of Reorganization of the Issuer and certain of its subsidiaries under Chapter 11 of the United States Bankruptcy Code dated August 18, 2003, as amended (the "Plan of Reorganization"), Holdings has an outstanding commitment to purchase up to an additional 12,781 shares of MV Common Stock at a price of $9.78 per share, upon settlement of disputed claims of certain of the Issuer's creditors. This does not include 3,613 shares that Holdings is expected and required to acquire from the Issuer under the Issuer's Plan of Reorganization in connection with the most recent quarterly resolution of disputed claims. In addition, Reporting Persons may from time to time acquire shares of Ordinary Common Stock in the open market or in privately negotiated transactions, subject to the availability of such shares at prices deemed favorable, the Issuer's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. In the event the Reporting Persons acquire shares of Ordinary Common Stock, such shares will automatically be converted into the same number of shares of MV Common Stock and will not entitle the Reporting Persons to additional voting rights. See Exhibit 2. Alternatively, the Reporting Persons may sell all or a portion of their shares of MV Common Stock, or shares of Ordinary Common Stock obtained upon conversion of such shares of MV Common Stock, in the open market or in privately negotiated transactions. Holdings has registration rights with respect to the shares of Ordinary Common Stock underlying its shares of MV Common Stock. See Exhibit 3. Holdings has no present intention of disposing of the shares it will continue to hold following the offering.

      Except as set forth above in the two immediately preceding paragraphs, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

                               Page 9 of 16 Pages

Item 5. Interest in Securities of the Issuer.

      (a) and (b). As of the date hereof, Holdings beneficially owns 8,509,213 shares of Ordinary Common Stock (which may be obtained at any time by conversion of shares of MV Common Stock held by Holdings), which constitute 24.0% of the Issuer's shares of Ordinary Common Stock (assuming 26,920,233 additional shares of Ordinary Common Stock outstanding). This includes 3,613 additional shares that Holdings is expected and required to acquire from the Issuer under the Issuer's Plan of Reorganization in connection with the most recent quarterly resolution of disputed claims, of which it may be considered to have beneficial ownership as determined pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended. The shares of MV Common Stock beneficially owned by Holdings entitle Holdings to 50% of the voting power of the MV Common Stock and Ordinary Common Stock voting together as a single class and the power to vote for the election of directors as described in Item 4.

      All of the shares beneficially owned by Holdings may be deemed as beneficially owned by each of Partners, Partners GP LP, Partners GP and Onex. As discussed above, such shares constitute 24.0% of the Issuer's shares of Ordinary Common Stock (assuming 26,920,233 additional shares of Ordinary Common Stock outstanding). The shares of MV Common Stock beneficially owned by such Reporting Persons entitle such Reporting Persons to 50% of the voting power of the MV Common Stock and Ordinary Common Stock voting together as a single class and the power to vote for the election of directors as described in Item 4. Mr. Schwartz may be deemed a beneficial owner of the shares of Ordinary Common Stock beneficially owned by the other Reporting Persons but disclaims beneficial ownership of such shares.

      (c) On March 23, 2005, Holdings purchased 17,850 shares of MV Common Stock, from the Issuer that it was required to purchase under the Issuer's Plan of Reorganization in connection with the prior quarterly resolution of disputed claims of certain of Issuer's creditors for a price of $9.78 per share, in a private transaction. Except as described herein, no Reporting Person has effected any transaction in shares of Ordinary Common Stock during the preceding 60 days.

      (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Ordinary Common Stock or MV Common Stock, except that limited partners of the Reporting Persons may receive distributions including a portion of such dividends or proceeds.

      (e) Not applicable.

Item 7. Material to Be Filed as Exhibits.

    1.    Joint Filing Agreement incorporated by reference to the Statement on
          Schedule 13D of Magellan Health Services Inc. filed with the Securities and Exchange Commission by Magellan Holdings LP, Onex Partners LP, Onex Partners GP LP, Onex Partners GP Inc., Onex Corporation and Mr. Gerald W. Schwartz on January 16, 2004.

    2. Amended and Restated Certificate of Incorporation of Magellan Health Services, Inc., as in effect on January 5, 2004, (incorporated by reference to Exhibit 2.9 to the Form 8-K filed with the Securities and Exchange Commission by the Issuer on January 6, 2004).

    3. Registration Rights Agreement, dated as of January 5, 2004, among Magellan Health Services, Inc., Magellan Holdings LP and Aetna, Inc. (incorporated by reference to Exhibit 2.15 to the Form 8-K filed with the Securities and Exchange Commission by the Issuer on January 6,
          2004).

    4. Power of Attorney incorporated by reference to the Amendment to Form 4 for Dura Automotive Systems, Inc. filed with the Securities and Exchange Commission by Gerald W. Schwartz on September 10, 1996.

                               Page 10 of 16 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2005

                           MAGELLAN HOLDINGS LP

                           By: ONEX PARTNERS GP LP, its General Partner

                               By: ONEX PARTNERS GP INC., its General Partner

                           By: /s/ Robert Le Blanc
                               -------------------------------
                               Name: Robert Le Blanc
                               Title: President

                           ONEX PARTNERS LP

                           By: ONEX PARTNERS PARTNERS GP LP, its General Partner

                               By: ONEX PARTNERS GP INC., its General Partner

                           By: /s/ Robert Le Blanc
                               -------------------------------
                               Name: Robert Le Blanc
                               Title: President

                           ONEX PARTNERS GP LP

                           By: ONEX PARTNERS GP INC., its General Partner

                           By: /s/ Robert Le Blanc
                               -------------------------------
                               Name: Robert Le Blanc
                               Title: President

                           ONEX PARTNERS GP INC.

                           By: /s/ Robert Le Blanc
                               -------------------------------
                               Name: Robert Le Blanc
                               Title: President

                           ONEX CORPORATION

                           By: /s/ Donald Lewtas
                               -------------------------------
                               Name: Donald Lewtas

                               Page 11 of 16 Pages

                               Title: Authorized Signatory

                           GERALD W. SCHWARTZ

                           By: /s/ Donald Lewtas
                              -----------------------------------------------
                           Name: Donald Lewtas
                           Title: Authorized Signatory for GERALD W. SCHWARTZ

                               Page 12 of 16 Pages

                                INDEX TO EXHIBITS

                                                           Page No.in Sequential
Exhibit                                                      Numbering System
-------                                                      ----------------
  1.     Joint Filing Agreement incorporated by
         reference to the Statement on Schedule 13D of
         Magellan Health Services Inc. filed with the
         Securities and Exchange Commission by Magellan
         Holdings LP, Onex Partners LP, Onex Partners GP
         LP, Onex Partners GP Inc., Onex Corporation and
         Mr. Gerald W. Schwartz on January 16, 2004.

  2.     Amended and Restated Certificate of
         Incorporation of Magellan Health Services,
         Inc., as in effect on January 5, 2004,
         (incorporated by reference to Exhibit 2.9 to the Form 8-K filed with the Securities and Exchange Commission by the Issuer on January 6,
         2004).

  3.     Registration Rights Agreement, dated as of
         January 5, 2004, among Magellan Health
         Services, Inc., Magellan Holdings LP and Aetna,
         Inc. (incorporated by reference to Exhibit 2.15 to the Form 8-K filed with the Securities and Exchange Commission by the Issuer on January 6,
         2004).

  4. Power of Attorney incorporated by reference to the Amendment to Form 4 for Dura Automotive
         Systems, Inc. filed with the Securities and Exchange Commission by Gerald W. Schwartz on
         September 10, 1996.

                               Page 13 of 16 Pages

                                                                      SCHEDULE A

    Directors and Executive Officers of Onex Partners GP Inc. ("Partners GP")

      The name, business address, present principal occupation of each director and executive officer of Partners GP are set forth below. All executive officers and directors listed on this Schedule B are United States citizens, except as specifically indicated below.

     Name           Business Address          Present Principal Occupation or Employment
     ----           ----------------          ------------------------------------------
Robert Le Blanc c/o Onex Investment Corp.  President and Director; Managing Director of Onex
                712 Fifth Avenue           Investment Corp.
                New York, NY 10019

Anthony Munk    c/o Onex Investment Corp.  Vice President and Director; Managing Director of
                712 Fifth Avenue           Onex Investment Corp.
                New York, NY 10019

Donald F. West  c/o OMI Management U.S.    Vice President; Director of OMI Management U.S.
                Limited Partnership        Limited Partnership
                421 Leader Street
                Marion, OH 43302

                               Page 14 of 16 Pages

                                                                      SCHEDULE B

          Directors and Executive Officers of Onex Corporation ("Onex")

      The name, business address, present principal occupation of each director and executive officer of Onex are set forth below. All executive officers and directors listed on this Schedule B are Canadian citizens, except as specifically indicated below.

          Name         Business Address     Present Principal Occupation or Employment
          ----         ----------------     ------------------------------------------
Gerald W. Schwartz     161 Bay Street     Chairman of the Board and Chief Executive Officer
                       P.O. Box 700       and Director
                       Toronto, Ontario
                       Canada M5J 2S1

Ewout R. Heersink      161 Bay Street     Managing Director and Chief Financial Officer
(Netherlands Citizen)  P.O. Box 700
                       Toronto, Ontario
                       Canada M5J 2S1

Mark L. Hilson         161 Bay Street     Managing Director
                       P.O. Box 700
                       Toronto, Ontario
                       Canada M5J 2S1

Donald W. Lewtas       161 Bay Street     Managing Director Finance
                       P.O. Box 700
                       Toronto, Ontario
                       Canada M5J 2S1

Anthony R. Melman      161 Bay Street     Managing Director
                       P.O. Box 700
                       Toronto, Ontario
                       Canada M5J 2S1

Seth M. Mersky         161 Bay Street     Managing Director
(U.S. Citizen)         P.O. Box 700
                       Toronto, Ontario
                       Canada M5J 2S1

Andrew J. Sheiner      161 Bay Street     Managing Director
                       P.O. Box 700
                       Toronto, Ontario
                       Canada M5J 2S1

Nigel S. Wright        161 Bay Street     Managing Director
                       P.O. Box 700
                       Toronto, Ontario
                       Canada M5J 2S1

                               Page 15 of 16 Pages

          Name         Business Address   Present Principal Occupation or Employment
          ----         ----------------   ------------------------------------------
Christopher A. Govan   161 Bay Street             Managing Director Taxation
                       P.O. Box 700
                       Toronto, Ontario
                       Canada M5J 2S1

Andrea Daly            161 Bay Street                 General Counsel
                       P.O. Box 700
                       Toronto, Ontario
                       Canada M5J 2S1

                               Page 16 of 16 Pages